UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month

November 2004

Commission File Number

0-26636

ASIA PACIFIC RESOURCES LTD.

Suite 405 - 555 Sixth Street, New Westminster, B.C. V3L 5H1

(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F  [X]   Form 40 F  [  ]

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               [  ]        No       [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Press Release November 3, 2004

DESCRIPTION:

Asia Pacific Resources Reaches Positive Settlement on Udon North

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

        ASIA PACIFIC RESOURCES LTD.

                                        (Registrant)

Date November 3, 2004

By:                               "Doris Meyer"

                                        (Signature)

                                                                                                                         Doris Meyer, Assistant Corporate Secretary

                                                                                                                                                  Asia Pacific Resources Ltd.

News Release

Asia Pacific Resources Reaches Positive Settlement on Udon North

(Toronto ON, November 3, 2004) Asia Pacific Resources Ltd. is pleased to announce the favorable resolution of tenure over the Udon North project. The Company has applied for a mining lease over the majority of the land originally held under Special Prospecting Licenses containing all of the areas where previous exploration by drilling and seismic work have identified potash resources. This mining lease application has been duly registered by the Government of Thailand and the Government has advised the Company that it now has first priority over these areas for potash mining. The Government has further advised that the Company’s actions have been in compliance with the terms of its Concession Agreement with the Government.

The Company will continue to conduct technical work over the area of Udon North in support of its application for the mining lease.

Specialist advisors retained by the Company on a success fee basis assisted the Company to secure its rights over Udon North under the Concession Agreement. These advisers continue to assist the company's Udon South Mining Lease application

Development of the Udon South project remains the Company’s first priority. Exploration, engineering and environmental activities for the Udon South Project have all been completed and the project is ready for financing and construction.

The Company filed a mining lease application for Udon South in May, 2003 and the Government commenced processing of this application upon their completion of the revised mining regulations early in 2004. The processing of this application has been proceeding more slowly than the Company originally anticipated. It is the first application for a mining lease for an underground mine in Thailand and the first application under the newly revised mining law. As such, the Government has approached this first time review, and processing, of a mining lease application at a measured pace.

The Company is hopeful that the mining lease for Udon South will be granted early in 2005.  The Company is encouraged by the recent establishment of a senior level potash industry committee reporting directly to the Prime Minister. The committee has been formed to study the implementation of the potash industry in Thailand so as to maximize the benefits for the nation and the public as a whole without impacting the environment. It will report to the Prime Minister on a regular basis.

Asia Pacific Resources shares are traded on the TSX as well as the Frankfurt and Stuttgart Stock Exchanges, under the symbol APQ, and on the OTCBB under the Symbol APQCF.

The information provided in this news release may contain forward looking statements within the meaning of the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements are based on Asia Pacific Resources' current expectations and beliefs and are subject to a number of risks and uncertainties that can cause actual results to differ materially from those described in forward looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

The Sherbourne Group

Forbes West

(416) 203-2200 or 1-888-655-5532

forbes@sherbournegroup.ca

www.apq-potash.com